Exhibit 4.27

[Translation of Chinese Original]

Power of Attorney

Principal: Lei Zhang

Address: No. 101, Unit 5, Building 11, Puhui Beili, Haidian District, Beijing

Attorney-in-Fact: Beijing Super TV Co., Ltd.

Registered Address: Room 406, Floor, Building B, 5-2, Jing-Meng Hi-Tech Mansion, Shangdi East Road, Haidian District, Beijing

Scope of Authorization:

Lei Zhang, the Principal, hereby irrecoverably authorizes Beijing Super TV Co., Ltd. (or its designated third party) as the Attorney-in-Fact to exercise within the term of this Power of Attorney the following rights:

Beijing Super TV Co., Ltd. (or its designated third party) is authorized as the Attorney-in-Fact of Lei Zhang to exercise all voting rights enjoyed by the latter in accordance with applicable laws and the Articles of Association in the general meeting of shareholders of Beijing Novel-Super Digital TV Technology Co., Ltd. (“DTV Company”), including but not limited to sale or transfer all or any shares held by Lei Zhang in DTV Company, and nomination and appointment of directors of the DTV Company as the authorized Attorney-in-Fact of Lei Zhang in the general meeting of shareholders of DTV Company.

Any legal liability arising from all and any authorized activity carried out by the Attorney-in-Fact within the scope of authorization shall be assumed by Lei Zhang.

The term of this Power of Attorney is 10 years starting from the date this Power of Attorney is executed, unless the Loan Agreement (Attachment 1) executed by and between Beijing Super TV Co., Ltd and Lei Zhang, and its supplementary agreements thereto are terminated for whatsoever reason. If the Loan Agreement (Attachment 1) is extended for a certain period, this Power of Attorney shall be automatically extended for the same period. All and any issue in connection with this Power of Attorney shall be governed by Chinese laws. This Power of Attorney is written in Chinese.

Principal: /s/ Lei Zhang

November 24, 2008

Attachment 1:  Loan Agreement (omitted)